Molekule Group, Inc.

10455 Riverside Drive

Palm Beach Gardens, FL 33410
(833) 652-5326

June 22, 2023

VIA EDGAR

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Kyle Wiley

Re:	Molekule Group, Inc. Registration Statement on Form S-3 File No.: 333-272595

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Molekule Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it may become effective at 5:00 p.m., Eastern Time, on June 26, 2023, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by telephone call to Valerie Ford Jacob at (212) 284-4926 or email to her at: valerie.jacob@freshfields.com.

Sincerely,

Molekule Group, Inc.

By:	/s/ Jason DiBona
Name: Jason DiBona
Title: Chief Executive Officer